BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.
200 Park Avenue
New York, New York 10166

May 15, 2019

MBC Investments Corp.
200 Park Avenue
New York, New York 10166

Ladies and Gentlemen:

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. (the "Fund") hereby accepts your offer to purchase 1,000 shares of the Fund's common stock, par value $0.001 per share, at a price of $100 per share for an aggregate purchase price of $100,000. This agreement is subject to the understanding that you have no present intention of selling or redeeming the shares so acquired.

Sincerely,

BNY Mellon Alcentra Global Multi-Strategy Credit
Fund, Inc.

By:	/s/ Jeff Prusnofsky
	Name:	Jeff Prusnofsky
	Title:	Vice President and Assistant Secretary

Accepted:

MBC Investments Corp.

By:	/s/ Paul A. Griffiths
	Name:	Paul A. Griffiths
	Title:	Vice President